Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

June 8, 2018

Corporate Relationship Department BSE Limited Dalal Street, Fort Mumbai – 400 001 Fax Nos.: 022-22723121 / 22723719 / 22722037 /22722039 Scrip Code: 500124	National Stock Exchange of India Ltd. “Exchange Plaza” Bandra-Kurla Complex, Bandra (East), Mumbai – 400 051 Fax Nos.: 022-26598120/ 26598237/ 26598238 Scrip Code: DRREDDY-EQ

Dear Sir/Madam,

Sub: Intimation under Regulation 33(3)(b)(i) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Pursuant to Regulation 33(3)(b)(i) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that in addition to submission of quarterly and year-to-date standalone financial results, the Company has opted to submit the quarterly and year-to-date consolidated financial results to the Stock Exchanges for the financial year 2018-19.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC :    New York Stock Exchange Inc.